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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33180

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2004 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ARCHIPELAGO TRADING SERVICES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 South Wacker Drive , Suite 1800
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Salvato **312 442 7009**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 0 8 2006
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Salvato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ARCHIPELAGO TRADING SERVICES, INC., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial / Operational Principal

Title

OFFICIAL SEAL
MELISSA MENDOZA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/01/08

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Trading Services, Inc.

Financial Statements
and Supplemental Information

For the period from July 1, 2004 to December 31, 2005

Contents

Ernst & Young

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Archipelago Trading Services, Inc.

We have audited the accompanying statement of financial condition of Archipelago Trading Services, Inc. (the "Company") as of December 31, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the eighteen-month period from July 1, 2004 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archipelago Trading Services, Inc. at December 31, 2005, and the results of its operations and its cash flows for the eighteen-month period from July 1, 2004 to December 31, 2005, in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young

February 10, 2006

Archipelago Trading Services, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 7,051,097
Receivables from brokers, dealers, and customers (net of allowance for doubtful accounts of $180,924)	1,229,353
Receivables from related parties (net of allowance for doubtful accounts of $44,981)	462,787
Deferred tax asset	87,692
Other assets	43,779
Total assets	$ 8,874,708
Liabilities and Stockholder's Equity	
Liabilities:	
Payables to related parties	$ 885,612
Payables to brokers, dealers and exchanges	196,817
Income taxes payable	138,494
Other accounts payable	17,932
Total liabilities	1,238,855
Commitments and contingencies (Note 5)	
Stockholder's Equity	
Common stock, $1 par value; 7,500 shares authorized; 5,000 shares issued and outstanding	5,000
Additional paid-in capital	5,851,848
Retained earnings	1,779,005
Total stockholder's equity	7,635,853
Total liabilities and stockholder's equity	$ 8,874,708

See accompanying notes.

Archipelago Trading Services, Inc.

Statement of Operations

For the period from July 1, 2004 to December 31, 2005

Revenues	
Commissions	$ 39,329,146
Interest and other	543,249
Total revenues	39,872,395
Expenses	
Clearance, brokerage and other transaction expenses	24,951,725
Liquidity payments	11,291,102
Employee compensation and benefits	707,344
Routing charges	195,715
General and administrative	128,119
Total expenses	37,274,005
Income before income tax provision	2,598,390
Income tax provision	974,712
Net income	$ 1,623,678

See accompanying notes.

Archipelago Trading Services, Inc.

Statement of Changes in Stockholder's Equity

For the period from July 1, 2004 to December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at July 1, 2004	$5,000	$1,851,848	$ 155,327	$ 2,012,175
Capital contribution	–	4,000,000	–	4,000,000
Net income	–	–	1,623,678	1,623,678
Balance at December 31, 2005	$5,000	$ 5,851,848	$ 1,779,005	$ 7,635,853

See accompanying notes.

Archipelago Trading Services, Inc.

Statement of Cash Flows

For the period from July 1, 2004 to December 31, 2005

Cash flows from operating activities	
Net income	$ 1,623,678
Adjustments to reconcile net income to net cash provided by operating activities:	
Provision for doubtful accounts	182,054
Deferred taxes	(87,692)
Change in operating assets and liabilities:	
Increase in operating assets:	
Receivables from brokers, dealers, and customers	(1,151,490)
Receivables from related parties	(425,706)
Other assets	(22,685)
Increase (decrease) in operating liabilities:	
Payables to brokers, dealers and exchanges	166,226
Payables to related parties	639,244
Income taxes payable	(221,638)
Other accounts payable	(126,545)
Net cash provided by operating activities	575,446
Cash flows from financing activities	
Capital contribution from Parent	4,000,000
Net increase in cash and cash equivalents	4,575,446
Cash and cash equivalents at beginning of period	2,475,651
Cash and cash equivalents at end of period	$ 7,051,097
Supplemental disclosures of cash flow information	
Cash paid for:	
Interest	$ –
Taxes	$ 956,551

See accompanying notes.

Archipelago Trading Services, Inc.

Notes to Financial Statements

December 31, 2005

1. Organization and Nature of Operations

Archipelago Trading Services, Inc. (the "Company"), a Florida corporation, is a registered broker-dealer with the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Arca-GNC Acquisition, LLC, a Delaware limited liability company, which is in turn a wholly-owned subsidiary of Archipelago Holdings, Inc. (the "Parent"). The Parent owns and operates the Archipelago Exchange ("ArcaEx") for trading of equities and the Pacific Exchange ("PCX") for trading of options.

The Company's principal activities include agency brokerage services offered to broker dealers seeking to access ArcaEx and other U.S. market centers electronically, and the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market.

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company clears all transactions through Archipelago Securities, LLC (the "Clearing Broker"), a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

During the second half of 2004, the Company changed its fiscal year end from June 30th to December 31st. As a result of this change, the Company elected to have an eighteen-month fiscal period from July 1, 2004 to December 31, 2005.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade date basis. Commissions are earned on a per trade basis, based on shares transacted, and are recognized as transactions occur. For each transaction executed, there is an associated liquidity payment or routing charge paid. Pursuant to Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," the Company records these transactions gross including such expenses as Liquidity payments or Routing charges in the statement of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables from Brokers, Dealers and Customers

Receivables consist of accrued commissions for trade executions and amounts due from the Clearing Broker. The Company maintains an allowance for doubtful accounts based upon the estimated collectibility of accounts receivable. Additions to (reductions of) the allowance are charged to (reversed against) bad debt expense, which is included in clearance, brokerage and other transaction expenses in the statement of operations.

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes."

2. Summary of Significant Accounting Policies (continued)

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

The Company is wholly owned by a disregarded entity for federal income tax purposes and in turn owned by the Parent, which has been treated as a corporation for federal income tax purposes since August 12, 2004. Starting July 1, 2005, the Company was included in the consolidated income tax return of the Parent for the year ended December 31, 2005.

Marketing and Promotion

Certain marketing and advertising costs, which promote the overall Archipelago brand, are paid for by the Parent and are not charged to the Company.

3. Related Party Transactions

Certain stockholders of the Parent and affiliates execute transactions through the Company and were charged a commission by the Company for such activities. Related commissions earned by the Company for the period from July 1, 2004 to December 31, 2005 amounted to $15,722,500.

The clearing fees paid by the Company to the Clearing Broker for the period July 1, 2004 to December 31, 2005 amounted to $5,708,403 and are included in Clearance, brokerage and other transaction expenses in the accompanying statement of operations.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the NASD, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the ATS and to provide certain other corporate and business services. The agreement was effective June 25, 2004 and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

3. Related Party Transactions (continued)

In the opinion of management, related party transactions were made at prevailing rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

4. Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for broker-dealers, which are cleared and settled by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2005 were settled without an adverse effect on the Company's financial statements taken as a whole.

The Company has credit risk related to transaction fees that are billed to customers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

5. Commitments and Contingencies

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others," which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing broker for losses that it may sustain from customer accounts introduced by the Company. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

6. Income Taxes

The provision for income taxes for the period from July 1, 2004 to December 31, 2005 consisted of:

Current:	
Federal	$ 804,796
State	181,075
Deferred:	
Federal	(1,299)
State	(9,860)
Income tax provision	$ 974,712

Deferred tax assets of $1.4 million primarily relate to net operating loss carryforwards and the allowance for doubtful accounts. Due to the uncertainty on the Company's ability to realize the related benefits, a $1.3 million valuation allowance was recorded December 31, 2005 against these deferred tax assets. As of December 31, 2005, the Company had approximately $3.4 million of net operating loss carryforwards, which will begin to expire in 2021.

The Company's effective tax rate differs from the federal statutory rate mainly due to the release of the valuation allowance and the effects of state and local taxes.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

As of December 31, 2005, the Company had net capital of $5,671,352, which was $5,588,762 in excess of its required net capital of $82,590. The ratio of the Company's aggregate indebtedness to net capital was 0.22 to 1.

8. Stock Option Plan

Employees of the Company are covered under the Parent's long-term incentive plans that provide for the granting of stock options and restricted stock units to officers and key employees, which generally vest in equal installments over a four-year period and have a term of ten years.

The Parent has elected to follow the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock-based compensation. For the year ended December 31, 2005, the Parent did not record any stock-based compensation costs in relation to option awards and restricted stock units granted to officers and employees of the Company.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123(R) (revised 2004), "Share-Based Payment," requiring that compensation cost associated with share-based payment transactions be recognized in financial statements. This cost is to be measured at the fair value of the instrument issued. Statement No. 123(R) replaces the former SFAS No. 123 and supersedes APB No. 25. The Parent adopted SFAS No. 123(R) on January 1, 2006 using the modified-prospective method.

Supplemental Information

Archipelago Trading Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2005

Net capital		
Total stockholder's equity		$ 7,635,853
Nonallowable assets, deductions and charges:		
Receivables	$1,692,140	
Other assets	131,471	
Total nonallowable assets, deductions and charges		1,823,611
Net capital before haircuts		5,812,242
Haircuts on cash equivalents		(140,890)
Net capital		$ 5,671,352
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition		$ 1,238,855
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 82,590
Excess net capital		$5,588,762
Ratio of aggregate indebtedness to net capital		0.22 : 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

Archipelago Trading Services, Inc.

Statement Regarding Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member of
Archipelago Trading Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Archipelago Trading Services, Inc. (the "Company"), for the eighteen month period ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young

February 10, 2006